February 19, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Sify Technologies Limited

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed July 21, 2014

File No. 000-27663

Ladies and Gentlemen:

Sify Technologies Limited (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated February 9, 2015 (the “Comment Letter”), regarding the Commission's review of the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2014. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed with Eiko Yaoita Pyles, the Company respectfully requests an extension until March 2, 2015 to respond to the Comment Letter. The Company will undertake to respond to the Comment Letter promptly and intends to provide a response to the Staff no later than March 2, 2015. Should you have any questions regarding the request made herein, please do not hesitate to contact our outside counsel, Richard Baltz of Arnold & Porter LLP, at (202) 942-5124. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ MP Vijay Kumar
MP Vijay Kumar
Chief Financial Officer
Sify Technologies Limited

cc:	Eiko Yaoita Pyles, Securities and Exchange Commission
Richard Baltz, Arnold & Porter LLP